Exhibit 99.1

 Transformative Medicines for Patients  Bahija Jallal, PhD – Chief Executive Officer  41st Annual J.P. Morgan Healthcare Conference  JANUARY 11TH, 2023

 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “can,” “will,” “believe,” “expect,” “plan,” “anticipate”, “potential” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this presentation are forward-looking statements. These statements include, but are not limited to, statements regarding the marketing, therapeutic potential, and expected clinical benefits, including extended overall survival benefit and reduction in circulating tumor DNA, of Immunocore’s products and product candidates; expectations regarding the development of Immunocore’s pipeline and the design, progress, timing, enrollment, scope, expansion and results of Immunocore’s existing, planned and other future clinical trials and IND enabling studies, including the targeted delivery of IND for three new product candidates, the expansion of, and timing for reporting data from the monotherapy and combination arms of, the PRAME-A02 trial and the initiation of the multiple ascending dose portion of, and timing for reporting data from the single ascending dose portion of, the IMC- M113V Phase 1 HIV clinical trial; the ability of TCR therapeutics to target approximately 90% of the human proteome; statements regarding the durability, efficacy and toleration of Immunocore’s product candidates; expectations regarding the commercialization of KIMMTRAK including potential growth opportunities and trends and increasing access to KIMMTRAK; expectations regarding the value proposition of KIMMTRAK in metastatic uveal melanoma (mUM) and advanced melanoma; expectations regarding the potential market size and opportunity for Immunocore’s products and product candidates, including statements with respect to potential patient population; expectations regarding the number of patients that PRAME-A02 has the potential to benefit; statements that IMC-R117C is a first-in-class PIWIL1-targeted immunotherapy under development; statements regarding the planned IND timing for IMC-R117C; expectations regarding future milestones; future development plans of tebentafusp and Immunocore’s other product candidates; the ability to obtain and maintain regulatory approval for its products and product candidates; expectations regarding the sustained or potential commercial performance and uptake of KIMMTRAK and Immunocore’s other product candidates, if approved; expectations regarding Immunocore’s management of resources and expected cash runway; and preliminary unaudited net sales and cash and cash equivalents of KIMMTRAK and tebentafusp; and the validation of the ImmTAC platform. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially and adversely from those expressed or implied by any forward-looking statements, many of which are beyond Immunocore’s control. These include, without limitation, risks and uncertainties related to the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic, the war in Ukraine or global geopolitical tension on Immunocore’s business, strategy, clinical trials, financial position and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates; Immunocore’s ability to obtain clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions; Immunocore’s ability to develop, manufacture and commercialize its product candidates; Immunocore’s ability and plans to launch, market and sell KIMMTRAK or any future approved products, to continue to establish and expand a commercial infrastructure; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK, or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID- 19 pandemic, patient enrollment delays or otherwise; unexpected safety or efficacy data observed during preclinical studies or clinical trials and Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; clinical trial site activation or enrollment rates that are lower than expected; Immunocore’s need for and ability to obtain additional funding on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled ‘Risk Factors’; in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F, as supplemented by its most recent filings that Immunocore has made or may make with the SEC in the future. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Immunocore’s business and the overall global economy. Any forward-looking statements represent Immunocore’s views only as of the date of this presentation and should not be relied upon as representing its views as of any subsequent date. Immunocore does not assume any obligation to update any forward-looking statements, except as may be required by law. In addition, as the reported net sales and cash and cash equivalents in this presentation are preliminary, have not been audited and are subject to change pending completion of our audited financial statements for the year ended December 31, 2022, it is possible that Immunocore or its independent registered public accounting firm may identify items that require Immunocore to make adjustments to the amount included in this presentation, and such changes could be material. Additional information and disclosures would also be required for a more complete understanding of Immunocore’s financial position and results of operations as of December 31, 2022.  Certain information contained in this presentation relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and Immunocore’s own internal estimates and research. While Immunocore believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of, any information obtained from third-party sources.  KIMMTRAK™ is a trademark owned or licensed to Immunocore.  Forward-looking statement  2

 Platform:  Differentiated  Building a fully integrated sustainable biotechnology company  Track record from research to commercialization  * “Net sales” refers to total net product and pre-product revenue of KIMMTRAK and tebentafusp based on December 31, 2022 convenience rate of of £1 to $1.21. Preliminary net sales are approximated and unaudited.  3  Product Two Product Three Product Four Product Five Product Six  Preclinic  Product One al  Phase 1  Phase 2  Phase 3  Pipeline:  Sustainable  Performance:  Proven  ~$140m  net sales*  Product:  First-in-class  Pioneering Science

 Our mission  To radically improve outcomes for patients with cancer, infectious diseases, and autoimmune conditions  by pioneering and delivering  transformative medicines  4

 5  Harnessing the immune system to fight disease with targeted, off-the-shelf, bispecific, soluble T cell receptors (TCRs)

 6  TCR therapeutics target >90% of the human proteome

 Our platform is modular  Applicable across 3 therapeutic areas  7  Oncology  Infectious Diseases  Autoimmune Conditions  UPREGULATION   OF THE IMMUNE SYSTEM  DOWNREGULATION   OF THE IMMUNE SYSTEM

 Today’s presentation will cover oncology and infectious diseases  Infectious Diseases  8  Oncology  UPREGULATION   OF THE IMMUNE SYSTEM  Autoimmune Conditions  DOWNREGULATION  OF THE IMMUNE SYSTEM

 The next chapter in oncology

 We have written the next chapter in cancer treatment  10  T Cell Receptor (TCR) Therapy  Off-the-shelf bispecific  T cell engagers  1949  Targeted Therapy  Chemotherapy  1997  Immunotherapy  2011  Antibody-Drug Conjugate  2013  Cell Therapy  2017  2022

 KIMMTRAK®  11

 12  We are leading the way in TCR therapeutics  1st  First and only  FDA-approved treatment for metastatic uveal melanoma  1st  KIMMTRAK®  (tebentafusp-tebn): first approved TCR therapeutic  1st  First T-cell engager to show Overall Survival (OS) in solid tumor

 Nathan, P. et. al. New England Journal of Medicine 2021; 385:1196-1206  13  KIMMTRAK prolongs overall survival (Hazard ratio: 0.51)  First-in-class, off-the-shelf, bispecific TCR with median OS of 21.7 months  Overall Survival benefit in patients treated with KIMMTRAK or investigator’s choice in first-line

 Executing on the 2022 global commercial launch of KIMMTRAK  14  ~$50M  Preliminary Q4 net sales  30+  Country approvals*  50%  of patients are now first line (1L)  ~$140M  Preliminary year end net sales  >500 patients treated with KIMMTRAK since Phase 3 data  1. “Net sales” refers to total net product and pre-product revenue of KIMMTRAK and tebentafusp based on December 31, 2022 convenience rate of of £1 to $1.21. Preliminary net sales are approximated and unaudited.; 2. including US, UK, Canada, Australia, and countries w/in the EU

 Expanding beyond UM to previously-treated cutaneous melanoma  15  Tebentafusp 1-year OS1 in CM higher  than historical benchmark  75%  Tebentafusp +  checkpoints  55%  Historical Benchmark  Randomized Phase 2/3 with OS endpoint  Primary endpoint: OS  vs  2-4X larger potential addressable patient population than uveal melanoma  ▸ HLA*A2:01  ▸ Cutaneous melanoma  ▸ Prior anti-PD1  - Progression within 6 months last dose  ▸ Prior ipilimumab  ▸ Prior TKI (if  BRAFm)  CM, cutaneous melanoma  1. Middleton et al., ASCO 2022

 PRAME  Franchise:  A02, A24, A02-HLE

PRAME-A02 has the potential to benefit ~150k patients annually

Prevalence of PRAME expression[1]	Tumor type	HLA*02:01+, PRAME+ metastatic patients (G7)[2]
70-100%	Endometrial	>10K
	Melanoma	>10K
	Ovarian	>15K
	NSCLC-squamous	>30K
50-70%	NSCLC-adeno	>40K
	SCLC	>15K
	TNBC	>5K
20-50%	SCCHN	>30K
	Gastric	
	RCC	
	Esophageal	
	Cholangiocarcinoma	
	Cervical	

- Expressed across multiple solid tumors
- Negative prognostic marker
- Broad and homogeneous expression within key tumors

1. PRAME prevalence derived from immunohistochemistry and RTqPCR of patient samples and analysis of TCGA
2. Epidemiology data from cancer registries and Decision Resources, Annual incidence of metastatic patients

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 * Two patients (1 with NSCLC, 1 serous ovarian) discontinued treatment due to PD with scan data not available at DCO ; † This serous ovarian patient (H-score 39) had an unconfirmed partial response (uPR) at the time of the ESMO Congress September 2022 presentation, that was subsequently confirmed. ‡ PRAME expression assessed by IHC H-score; Two PRAME-negative patients both had PD (not shown); Endo, endometrial carcinoma; NSCLC, non small cell lung carcinoma; TNBC, triple-negative breast cancer.  Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.  18  Responses observed in multiple tumor types  IMC-F106C ESMO 2022  Positive  Not evaluable  PRAME expression‡

 NSCLC, non small cell lung carcinoma  Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.  19  Majority of patients have durable tumor response or stabilization  IMC-F106C ESMO 2022

Enrolling patients globally in adaptive trial with multiple arms

Expanding clinical trial footprint | Aim to understand breadth of clinical activity in solid tumors

Monotherapy

Monotherapy IV dose escalation

Cutaneous melanoma
Monotherapy expansion

Ovarian
Monotherapy expansion

NSCLC
Monotherapy expansion

Endometrial
Monotherapy expansion

Adaptive design enables flexible expansion size

Combinations

Checkpoint inhibitor combinations

Chemotherapy combinations

ImmTAC combinations

Enables future randomized trials into earlier lines of therapy

Monotherapy activity provides optionality to develop in single arm and randomized trials

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Expansion of ImmTAC franchise targeting PRAME

Building on enthusiasm for IMC-F106C targeting PRAME HLA-A02

	Target	HLA subtype	Format	
IMC-F106C	PRAME	HLA-A02	TCRxCD3	▸ Clinically validated ▸ Focus on expanding clinical program
IMC-T119C	PRAME	HLA-A24	TCRxCD3	▸ Expands potential addressable population by ~30% (G7) ▸ High prevalence in Japan
IMC-P115C	PRAME	HLA-A02	TCRxCD3 HLE	▸ Half-life extended (HLE) for less frequent dosing

HLE, Half-life extension

IMMUNOCORE

 Novel ImmTAC Candidate for GI cancers from our discovery engine

IMC-R117C: A first-in-class immunotherapy targeting PIWIL1

IND planned Q4 2023

- **Negative prognostic marker in multiple cancers**, role in tumor progression
- **Expressed in CRC, historically insensitive to IO,** and across major subgroups^
- **25% CRC have broad PIWIL1 expression** (e.g., > 75% of tumor cells positive)

PIWIL1 RNA *in situ* hybridization



Normal colon
Colon adenocarcinoma
PIWIL1 detected

Total >35,000* patients/year

positive for PIWIL1 and HLA-A02

PIWIL1, piwi-like protein1, MSS, microsatellite stable; MSI. Microsatellite instability; CRC, colorectal
* Estimated across colorectal, esophageal, gastric, pancreatic, ovarian, endometroid cancers

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 Pursuing a functional cure in infectious diseases

 Pursuing a functional cure in HBV & HIV  IMC-I109V  HBV Phase 1  ▸First cohort (0.8 mcg) reported  ▸HBsAg transiently decreased1  ▸Decreases coincided with transient ALT elevations1  Initial Phase 1 SAD data presented  at EASL 2022 Congress  IMC-M113V  HIV Phase 1  ▸Finished single dose escalation and starting Multiple Ascending Dose  ▸Initial funding by the Bill & Melinda  Gates Foundation2  Phase 1 Single Ascending Dose (SAD) data expected in 2023  1. Bourgeois, et. al. EASL 2022; 2. Program is wholly owned, development costs previously provided by the Bill & Melinda Gate s Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world.

 Delivering on our promise – Consistent execution

Delivering leading bispecific TCR pipeline

Multiple candidates in oncology and infectious diseases

	Candidate	Target	Indication	IND-enabling	Phase 1	Phase 2	Phase 3	Approved
ONCOLOGY	KIMMTRAK Tebentafusp	gp100	Uveal melanoma					
			Advanced melanoma					
	IMC-F106C	PRAME-A02	Multiple solid tumors	Monotherapy dose exploration				
			Multiple solid tumors	Combinations w/ standards of care				
			2L+ cutaneous melanoma					
			PRR Ovarian*					
			Advanced endometrial					
			2L+ NSCLC					
	IMC-P115C ★	PRAME-A02-HLE	Multiple solid tumors					
	IMC-T119C ★	PRAME-A24	Multiple solid tumors					
	IMC-R117C ★	PIWIL1	Colorectal, gastric, pancreatic					
	IMC-C103C[1]	MAGE-A4	Multiple solid tumors					
INFECTIOUS DISEASES	IMC-I109V	Envelope	Hepatitis B Virus (HBV)					
	IMC-M113V[2]	Gag	Human Immunodeficiency Virus (HIV)					

★ New ImmTAC candidate

1. Developed under a co-development/co-promotion collaboration with Genentech; 2. Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world. * Platinum refractory or resistant serous ovarian carcinoma

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 ~$400M  *Preliminary financial results are approximated and unaudited. 1. “Net sales” refers to total net product and net pre-product revenue of KIMMTRAK and tebentafusp. 2. Dollar amounts based on conversion rate of approximately 1.21.  28  Q4 preliminary net sales  of KIMMTRAK /  tebentafusp1,2  Preliminary cash and cash  equivalents as of December  31, 20222  YE preliminary net sales  of KIMMTRAK /  tebentafusp1,2  ~$50M ~$140M  Preliminary 2022 Financial Results  Cash runway projected into 2026 with anticipated KIMMTRAK revenues

 41st Annual J.P. Morgan Healthcare Conference  29  Looking ahead  Continuing to write the next chapter of cancer and infectious diseases treatment  Sustain and grow  Global site expansion for PRAME-A02 trial (data by 1H 2024)  Deliver IND for 3 new ImmTAC candidates  HIV Phase 1 SAD data 2023  Continue responsible management of resources

 Experienced team with deep scientific & commercial expertise  30  Andy Hooker  VP, CMC & Supply Chain  JoAnn Suzich  Head of Research  Ralph Torbay  Head of Commercial  Mark Moyer  Head of Regulatory  CIMZIA  SYNAGIS, FLUMIST,  VLP technology for HPV vaccines  YERVOY, OPDIVO, TAXOTERE, ZOLADEX, PLAVIX, JEVTANA, ELOXATIN  IMFINZI, TAGRISSO, CALQUENCE, GLEEVEC, TASIGNA, ARZERRA, FARYDAK  Bahija Jallal  CEO  Brian Di Donato  CFO & Head of Strategy  Mohammed Dar  CMO  David Berman  Head of R&D  YERVOY, EMPLICITI, LUMOXITI, IMFINZI  VOTRIENT, IMFINZI, LUMOXITI  IMFINZI, FASENRA, LUMOXITI, SELIQ, QAIV, SAPHNELO  Regulatory approval of KIMMTRAK® in unresectable or metastatic uveal melanoma (mUM) in 30+ countries

 THANK YOU

Delivering leading bispecific TCR pipeline

Multiple candidates in oncology and infectious diseases

	Candidate	Target	Indication	IND-enabling	Phase 1	Phase 2	Phase 3	Approved
ONCOLOGY	KIMMTRAK Tebentafusp	gp100	Uveal melanoma					
			Advanced melanoma					
	IMC-F106C	PRAME-A02	Multiple solid tumors	Monotherapy dose exploration				
			Multiple solid tumors	Combinations w/ standards of care				
			2L+ cutaneous melanoma					
			PRR Ovarian*					
			Advanced endometrial					
			2L+ NSCLC					
	IMC-P115C ★	PRAME-A02-HLE	Multiple solid tumors					
	IMC-T119C ★	PRAME-A24	Multiple solid tumors					
	IMC-R117C ★	PIWIL1	Colorectal, gastric, pancreatic					
	IMC-C103C[1]	MAGE-A4	Multiple solid tumors					
INFECTIOUS DISEASES	IMC-I109V	Envelope	Hepatitis B Virus (HBV)					
	IMC-M113V[2]	Gag	Human Immunodeficiency Virus (HIV)					

★ New ImmTAC candidate

1. Developed under a co-development/co-promotion collaboration with Genentech; 2. Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world. * Platinum refractory or resistant serous ovarian carcinoma

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